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03014408

**AM 3/5/2003

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44696

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kadick, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

RECEIVED FEB 2 8 2003 207 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

244 East High Street
(No. and Street)

Charlottesville (City) VA (State) 22902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kadick (434) 923-0799
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kadick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kadick, Incorporated, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Kadick
Signature

President
Title

Rebecca S. VanDenHeuvel 12/31/06
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KADICK
INCORPORATED

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

* * * * * * * * * * * * * * * * * * *

244 East High Street

Charlottesville, VA 22902

Tel (434) 923-0799

Fax (434) 923-0788

KADICK, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 86,746
Receivable from brokers	40,876
Securities owned, at market value	9,075
Deposit with clearing broker	150,096
Loan receivable, stockholder	39,264
Automobile	48,829
Other assets	12,999
	$ 387,885

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 13,813
Payroll taxes payable	26,683
Note payable	48,829
	89,325
Commitment	
Stockholders' equity:	
Common stock, $.01 par value; 20,000 shares authorized, 2,667 shares issued and outstanding	27
Contributed capital	181,452
Retained earnings	117,081
	298,560
	$ 387,885

The accompanying notes are an integral part of this financial statement.

KADICK, INCORPORATED

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

Kadick, Incorporated (the "Company"), a registered broker-dealer, is subject to regulation by the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's primary business is trading corporate bonds with institutional customers throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Transactions:

Securities transactions and related expenses are recorded on a trade-date basis. Securities owned are valued at quoted market values.

Cash Equivalents:

The Company considers highly liquid investments of less than three months when purchased to be cash equivalents.

Automobile:

Automobile is stated at cost. The Company purchased an automobile on December 31, 2002.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholders are required to report separately their distributive shares of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for state tax purposes. The City of Charlottesville, Virginia imposes a local tax based on revenues.

3. **SECURITIES OWNED:**

Marketable securities consist of corporate bonds at fair market value.

4. **LOAN RECEIVABLE - STOCKHOLDER:**

The Company has made non-interest bearing, demand loans totaling $39,264, to a stockholder/officer.

5. **OPERATING LEASE:**

The Company leases office space in Charlottesville, Virginia, under an operating lease which expires September 30, 2003. Future minimum annual rent payments under the lease for the 9 month period ended September 30, 2003 is $11,855.

6. **NOTE PAYABLE:**

On December 31, 2002, the Company entered into a financing arrangement, collateralized by the automobile, totaling $48,829. Under terms of the interest free note, the Company will make monthly payments of $814, totaling $9,768 per year for the next 5 years.

7. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness, as defined, to net capital exceed 15 to 1.

At December 31, 2002, the Company has net capital, as defined, of $188,393 which is $88,393 in excess of its required net capital of $100,000. The Company has aggregate indebtedness of $89,325. The Company's ratio of aggregate indebtedness to net capital is .47 to 1 at December 31, 2002.

8. **OFF-BALANCE-SHEET RISK:**

The Company utilizes the services of a clearing broker for the settlement of proprietary and customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

The Company may, from time to time, have cash in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

* *

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Kadick, Incorporated

We have audited the accompanying statement of financial condition of Kadick, Incorporated (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kadick, Incorporated at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 30, 2003